EXHIBIT 3.0(i)

CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF INCORPORATION
OF
VIKING SYSTEMS, INC.

Under Section 242 of the General Corporation Law

The following Certificate of Amendment to Certificate of Incorporation was recommended and approved by the Board of Directors of Viking Systems, Inc., and was approved by the holders of a majority of the issued and outstanding shares of common stock of Viking Systems, Inc. pursuant to the written consent of such majority holders. Such written consent was obtained pursuant to Section 228 of the General Corporation Law of the State of Delaware. Such amendment to Certificate of Incorporation was adopted pursuant to Section 242 of the General Corporation Law of the State of Delaware. It is hereby certified that:

FIRST: The name of the corporation is VIKING SYSTEMS, INC. (the “Corporation).

SECOND: The certificate of incorporation of the Corporation is hereby amended by striking out Article IV its entirety, and the following new Article IV is substituted in lieu thereof:

(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Four Hundred Twenty-Five Million (425,000,000) shares, each with a par value of $0.001 per share. Four Hundred Million (400,000,000) shares shall be Common Stock and Twenty-Five Million (25,000,000) shares shall be Preferred Stock.

(B) The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate pursuant to the applicable law of the State of Delaware and within the limitations and restrictions stated in this Certificate of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

(C) The holders of shares of Common Stock shall not have cumulative voting rights.

(D) No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

(E) The Certificate of Designation of Series B Preferred Stock filed June 8, 2006, shall not be revised, amended, or effected by this Certificate of Amendment to the Corporation’s Certificate of Incorporation.

THIRD: The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed and attested to on May 14, 2007.

/s/ Donald E. Tucker Donald E. Tucker Chief Executive Officer

ATTEST:

/s/ Gregory Decker
Gregory Decker, Chief Financial Officer